UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-141110

ARGUELLO INC.	PXP BRUSH CREEK LLC
BROWN PXP PROPERTIES, LLC	PXP CV PIPELINE LLC
NUEVO GHANA INC.	PXP DEEPWATER L.L.C.
NUEVO INTERNATIONAL INC.	PXP EAST PLATEAU LLC
NUEVO OFFSHORE COMPANY	PXP GULF COAST INC.
NUEVO RESOURCES INC.	PXP HELL’S GULCH LLC
PACIFIC INTERSTATE OFFSHORE COMPANY	PXP LOUISIANA L.L.C.
PLAINS ACQUISITION CORPORATION	PXP PERMIAN INC.
PLAINS LOUISIANA INC.	PXP PICEANCE LLC
PLAINS RESOURCES INC.	PXP TEXAS INC.
PLAINS RESOURCES INTERNATIONAL INC.	PXP TEXAS LIMITED PARTNERSHIP

(Exact name of registrant as specified in its charter)

700 MILAM, SUITE 3100

HOUSTON, TEXAS 77002

(713) 579-6000

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

SUBSIDIARY GUARANTEES OF:

7 3/4% SENIOR NOTES DUE 2015 OF PLAINS EXPLORATION AND PRODUCTION COMPANY

7% SENIOR NOTES DUE 2017 OF PLAINS EXPLORATION AND PRODUCTION COMPANY

(Title of each class of securities covered by this Form)

NONE

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date: 78 holders of the 7 3/4% Senior Notes; 89 holders of the 7% Senior Notes

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the above-named Registrants have each caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date: January 28, 2008

ARGUELLO INC.

BROWN PXP PROPERTIES, LLC

NUEVO GHANA INC.

NUEVO INTERNATIONAL INC.

NUEVO OFFSHORE COMPANY

NUEVO RESOURCES INC.

PACIFIC INTERSTATE OFFSHORE COMPANY

PLAINS ACQUISITION CORPORATION

PLAINS LOUISIANA INC.

PLAINS RESOURCES INC.

PLAINS RESOURCES INTERNATIONAL INC.

PXP BRUSH CREEK LLC

		By:	Plains Resources Inc., its sole member
PXP CV PIPELINE LLC
		By:	Plains Resources Inc., its sole member
PXP EAST PLATEAU LLC
		By:	Plains Resources Inc., its sole member
PXP GULF COAST INC. PXP HELL’S GULCH LLC
		By:	Plains Resources Inc., its sole member
PXP LOUISIANA L.L.C.
		By:	Plains Louisiana Inc., its sole member
PXP PERMIAN INC. PXP PICEANCE LLC
		By:	Plains Resources Inc., its sole member
PXP TEXAS INC. PXP TEXAS LIMITED PARTNERSHIP
		By:	PXP Texas Inc., its general partner

	By:	/s/ Winston M. Talbert
	Name:	Winston M. Talbert
	Title:	Vice President & Treasurer

PXP DEEPWATER L.L.C.
		By:	Plains Exploration & Production Company, its sole member

	By:	/s/ Winston M. Talbert
	Name:	Winston M. Talbert
	Title:	Executive Vice President & Chief Financial Officer